OUNZ Gold ETF Hits $100M Mark, Merk Sees Potential For Stronger Demand

(**Kitco News**) **-** The gold-backed exchange-traded marketplace continues to highlight unparalleled investor demand for the yellow metal.

The latest ETF to make headlines is the Van Eck Merk Gold Trust (NYSE/Arca: **OUNZ**).

Thursday, Merk Investments, the sponsor behind **OUNZ**, announced the ETF surpassed $100 million in assets under management (AUM).

While still a relative newcomer to the market, having only launched two years ago, Axel Merk, president and chief investment officer of Merk Investments, said he continues to see potential for the gold market and for **OUNZ**.

He also told Kitco News that he expects investors demand to remain strong as the demand for safe-haven investments continues to grow in a climate of higher volatility and market uncertainty.



While there was extraordinary demand for **OUNZ** shares in the first quarter of 2016 Merk said interest has been steady since its launch. He explained that it was the only gold-backed ETF that didn't see net redemptions last year.

What makes **OUNZ** unique compared to other gold-backed ETFs, like the world's largest SPDR Shares (NYSE/Arca: **GLD**), is that investors can redeem the **OUNZ** shares for physical gold.

"Our goal for **OUNZ** has always been to make physical gold in a portfolio easy for investors," said Axel Merk.

However, even its impressive $100 million AUM, **OUNZ** is still dwarfed by **GLD** which, as of April 13 held assets valued at $32.4 billion.

OUNZ is just the latest gold ETF to attract media attention. Mid-March, BlackRock, the world's largest asset-management firm, said that it has run out of shares of its iShares Gold Trust (NYSE/Arca: **IAU**). According to Reuters, BlackRock inadvertently sold $296 million in shares of **IAU** between Feb. 19 and March 3 without properly registering them, which prompted the suspension.

Commenting on the metal's price, although gold is seeing some short-term weakness from renewed U.S. dollar demand, Merk said he to see continued strength as investors appear to be buying on dips.

Merk said that expectations of real negative interest rates remains the biggest driver for gold prices. Not only will the Federal Reserve continue to be behind the inflation curve, but continued accommodative interest rates will further erode the U.S. dollar's purchasing power over the long-term, he added.

"The only solution policy makers have is to throw more money at the problem," he said. "That is great for gold but terrible for the U.S. and global economy."

Merk explained that what has changed for the gold market is that more investors are becoming more aware of the looming problems in the economy. Three months ago the Federal Reserve was expecting to raise interest rates four times in 2016. That expectation has now been cut in half, but according to Merk, even that outlook remains "iffy."

"It has become apparent that the Fed is not as flexible as it thought it once was," he said. "The challenges that the gold community knew were there, are finally coming to the surface."

With so much uncertainty looming in the marketplace, Merk said that he is expecting U.S. equities will decline, eventually entering a bear market. In this scenario, gold remains the easiest diversifier, he explained.

"When you are looking to diversify your portfolio you want two things: something that has low correlation to equity markets and that has a positive return expectation," he said. "If you think there is a risk of a stronger correction in equities then you should do something about it. You can hold cash and hide it under your pillow, or you can invest in gold."

By Neils Christensen of Kitco News; nchristensen@kitco.com